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13010914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 01 2013

SEC FILE NUMBER
8-46669

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Security Capital Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

260 Peachtree Street Suite 2200
(No. and Street)

Atlanta (City) GA (State) 30303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Parr, FINOP 404 230 8475
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arnold Gallivan Levesque P.C.
(Name – *if individual, state last, first, middle name*)

2810 Premiere Parkway, Suite 200 (Address) Duluth (City), Ga (State) 30097 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, DAVID M PARR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Security Capital Brokerage, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINOP

Title

OFFICIAL SEAL
VIPUL GUPTA
Notary Public
FORSYTH COUNTY, GEORGIA
Commission Expires Jan. 24, 2015

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITY CAPITAL BROKERAGE, INC.
STATEMENT OF FINANCIAL CONDITION
As of December 31, 2012

ASSETS

Cash and cash equivalents	$ 509,977
Property and equipment, net of accumulated depreciation of $5,113	4,174
Deposits	27,000
Total assets	$ 541,151

LIABILITIES AND STOCKHOLDER'S EQUITY

Accrued payroll	$ 66,039
Accrued expenses	6,249
Accounts payable	1,949
Total current liabilities	74,237
Stockholder's equity	
Common stock, no par value, authorized 1,000 shares; 200 shares issued and outstanding	-
Additional paid in capital	66,350
Retained earnings	400,564
Total stockholder's equity	466,914
Total liabilities and stockholder's equity	$ 541,151

See accompanying notes.

1. **Organization and description of business**

Security Capital Brokerage, Inc. (the "Company"), a registered broker-dealer and member firm of the Financial Industry Regulatory Authority ("FINRA"), Securities Investor Protection Corporation ("SIPC") and the Municipal Securities Rule Making Board ("MSRB"), is a Georgia S Corporation formed to provide brokerage services primarily to institutional investors in equities.

2. **Summary of significant accounting policies**

Basis of accounting - The accompanying financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other assets and liabilities in accordance with accounting principles generally accepted in the United States of America.

Revenue recognition - Security transactions are recorded on a trade date basis. Commission income and expenses are recorded on the settlement date and management fees are recorded on the offering date.

Cash and cash equivalents - The Company considers all cash and money market investments with maturities of three months or less to be cash equivalents.

Property and equipment - Property and equipment are recorded at acquisition cost in accordance with the guidance of FASB ASC 360. Expenditures for maintenance and repairs are charged to operations as incurred. Property replacements and betterments which extend the life of the asset are capitalized and subsequently depreciated. When the assets are sold or retired, the cost and accumulated depreciation are removed from the accounts and the resulting gains or losses are included in operations. For financial reporting purposes, the Company provides depreciation on property and equipment using the double declining balance method over the estimated useful lives of the respective assets, primarily 5 years.

Advertising costs - The Company expenses advertising costs as incurred. For the year ended December 31, 2012 no advertising expense was incurred.

Use of estimates - Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

Accounts receivables and bad debts - Accounts receivable represents amounts due to the Company for services performed. If amounts become are determined to be uncollectible, the receivables are charged to operations when that determination is made. As of December 31, 2012, there was no accounts receivable or related bad debts.

2. Summary of significant accounting policies (continued)

Income taxes - The Company has elected to be taxed as an S Corporation for income tax purposes. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements as the tax effects of the Company's activities are the responsibility of its shareholder.

FASB ASC topic 740, Income Taxes, requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions would "more-likely-than-not" be sustained if challenged by an applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax benefit or expense in the current year. The Company evaluates its uncertain tax provisions using the provisions of FASB ASC topic 450, Contingencies. Management believes that there are no material uncertain tax positions that should be accrued as of December 31, 2012. The Company is no longer subject to examination by taxing authorities for years prior to 2009.

Fair value measurements - The Company determines the fair value of financial instruments in accordance with FASB ASC topic 820, *Fair Value Measurements and Disclosures*, which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

FASB ASC topic 820, *Fair Value Measurements and Disclosures*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimizes the use of unobservable inputs.

As a basis for categorizing these inputs, FASB ASC topic 820, *Fair Value Measurements and Disclosures*, establishes the following hierarchy, which prioritizes the inputs used to measure fair value from market based assumptions to entity specific assumptions:

- Level 1: Inputs based on quoted market prices for identical assets or liabilities in active markets at the measurement date.

- Level 2: Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

- Level 3: Inputs reflect management's best estimate of what market participants would use in pricing the asset or liability at the measurement date. The inputs are unobservable in the market and significant to the instrument's valuation.

2. Summary of significant accounting policies (continued)

Fair value measurements (Continued)

The requirements of FASB ASC topic 820, *Fair Value Measurements and Disclosures*, do not have a material impact on the Company's financial statements. As of December 31, 2012, there are no financial instruments measured using fair value.

New accounting pronouncements - In June 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-05, *Comprehensive Income (Topic 220) Presentation of Comprehensive Income*, which requires entities to present net income and other comprehensive income in either: (a) a single continuous statement (i.e., statement of comprehensive income), or (b) two separate, but consecutive , statements of net income and other comprehensive income.

Subsequent events - The Company has evaluated subsequent events through the date and time the financial statements were issued on February 25, 2013.

3. Net capital requirements

As a registered broker dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c 3-1 ("Rule 15c 3-1"). The rule states, in part, that a broker or dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to, customers and does not carry accounts of, or for, customers is required to maintain minimum net capital 6-2/3% of aggregate indebtedness, or $100,000, whichever is greatest. As of December 31, 2012, the Company has net capital of $460,740 as defined by Rule 15c 3-1, which exceeds its requirement of $100,000 by $360,740.

4. Concentrations of credit risk

The Company maintains cash balances at banks and other financial institutions. At various times during the year these balances may exceed Federal Deposit Insurance Corporation (FDIC) limits of $250,000. As of December 31, 2012, these balances did not exceed FDIC limits.

5. Leases

The Company leases office space and equipment in an operating lease agreement expiring in August 31, 2013. Minimum lease payments are made monthly in the amount of $1,718. Future minimum rental payments under the Company's non-cancellable operating lease are $13,744 in 2013.

The Company had rental expense of $32,899 for the year ended December 31, 2012.

6. **Property and equipment**

Property and equipment at cost as of December 31, 2012 consists of the following classifications:

	2012
Computer hardware	$ 6,621
Office furniture	1,167
Server	1,499
Accumulated depreciation	(5,113)
	$ 4,174

Depreciation expense charged to operations totaled $1,857 for 2012.

7. **Defined contribution plan**

The Company has a defined contribution plan covering all eligible employees qualifying under Section 401(k) of the Internal Revenue Code. Under the provisions of the plan, participating employees may elect to contribute specific amounts of their salaries to a trust for investment. For the year ended December 31, 2012, contributions to the plan totaled $17,000.

8. **Simplified employee pension plan**

The Company has a simplified employee pension (SEP) plan covering all eligible employees. Under the provisions of the plan, participating employees may elect to contribute specific amounts of their salaries to a trust for investment. For the year ended December 31, 2012, contributions to the plan totaled $33,000.